Filed by: Gold Kist Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Gold Kist Inc.

Commission File No.: 002-62681

Date: June 1, 2004

On June 1, 2004, Gold Kist Inc. issued a press release announcing that its Board of Directors had approved a proposed transaction in which Gold Kist would convert from a cooperative marketing association to a for-profit corporation. The conversion will be effected by the merger of Gold Kist into a newly formed corporation called Gold Kist Holdings Inc.

A copy of the press release pertaining to the conversion is being filed as Appendix A to this filing and a copy of a letter and the transcript of a video from the Chief Executive Officer, Chairman of the Board and Vice Chairman of the Board to the members of Gold Kist pertaining to the conversion are being filed as Appendix B to this filing. Appendices A and B are incorporated herein by reference.

The material in this filing contains “forward-looking statements” as defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act, including those statements regarding the proposed conversion, initial public offering and use of proceeds therefrom and the benefits of the conversion, including our ability to grow, access other financial resources, strengthen our financial position and build stockholder value. You should read these statements carefully because they discuss future expectations, contain projections or our results of operations or financial condition and/or state other forward-looking information. These statements may also involve risks and uncertainties that could cause our actual results of operations or financial condition to materially differ from our expectations in this filing. For example, although approved by our Board of Directors, the conversion is required to be approved by the members of Gold Kist and is subject to the satisfaction of other conditions, including the completion of the initial public offering by Gold Kist Holdings Inc. Other risks to our completion of the conversion include market conditions for corporate equity securities generally, for the securities of poultry and other protein and agribusiness companies and for the common stock being offered by Gold Kist Holdings, in particular. In addition, in its sole discretion, the Board of Directors may amend the plan of conversion or terminate or withdraw the plan of conversion or the initial public offering at any time. There can be no assurances that the conversion and the initial public offering will be completed. When reviewing and considering this filing, you should also keep in mind the risk factors and other cautionary statements contained in our filings made with the Securities and Exchange Commission.

Any forward-looking statements in this filing are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the current circumstances. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. We do not intend to update any forward-looking statements contained in this filing.

The proposed conversion will be submitted to members of Gold Kist for their consideration, and Gold Kist Holdings Inc. will file with the Securities and Exchange Commission a registration statement on Form S-4 relating to the conversion. Members of Gold Kist are urged to read the registration statement and the accompanying documents when they become available. These documents contain important information about the conversion and will be available for free on the SEC web site at www.sec.gov.

Appendix A

Gold Kist Inc.	Contacts:
P.O. Box 2210	Wayne Lord (770) 393-5312
Atlanta, GA 30301	Karla Harvill (770) 393-5091

For Immediate Release:

Gold Kist Inc. Announces a Proposed Conversion to a For-Profit Corporation

Atlanta, Ga., June 1, 2004—The Gold Kist Board of Directors today announced that it has approved a proposed transaction in which Gold Kist would convert from a cooperative association to a for-profit corporation. The conversion will be effected by the merger of Gold Kist into a newly formed corporation called Gold Kist Holdings Inc. The completion of the conversion requires the approval of Gold Kist members and is also conditioned upon the completion of an initial public offering of common stock by Gold Kist Holdings. In the initial public offering, we expect to offer 18 million shares of the common stock of Gold Kist Holdings. We expect to use the proceeds from this offering to provide cash to Gold Kist members in connection with the conversion, repay certain indebtedness, including $70 million in aggregate principle amount of Gold Kist senior notes due 2014, and for general corporate purposes.

# # #

The proposed conversion will be submitted to members of Gold Kist for their consideration, and Gold Kist Holdings Inc. will file with the Securities and Exchange Commission a registration statement on Form S-4 relating to the conversion. Members of Gold Kist are urged to read the registration statement and the accompanying documents when they become available. These documents contain important information about the conversion and will be available for free on the SEC web site at www.sec.gov.

A registration statement on Form S-1 relating to the initial public offering of common stock by Gold Kist Holdings will be filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

This news release contains “forward-looking statements” as defined in the federal securities laws regarding the proposed conversion, initial public offering and use of proceeds therefrom. These forward-looking statements involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated in such forward-looking statements include uncertainties relating to the approval of the conversion by the members of Gold Kist and the satisfaction of other conditions required to complete the conversion, market conditions for corporate equity securities generally, for the securities of poultry and other protein and agribusiness companies and for the common stock being offered by Gold Kist Holdings, in particular. In addition, in its sole discretion, the Board of Directors may amend the plan of conversion or terminate or withdraw the plan of conversion or the initial public offering at any time. There can be no assurances that the conversion and the initial public offering will be completed.

Appendix B

[GOLD KIST LOGO]

June 1, 2004

Member Name

Name 2

Address

City, State Zip

Dear First Last:

As you will hear on the enclosed video, we have just completed one of the most important meetings in the history of Gold Kist. Taking very seriously our commitment to you as members and to the long-term success of the company, your board and senior management have worked very hard together to determine what is in the best interests of our members. After examining a number of different strategies, we now have agreed unanimously on the path that we believe will best serve Gold Kist families and communities.

At our May 24 board meeting, your Directors decided to propose to Gold Kist members a plan for conversion from a cooperative association to a for-profit corporation. After serious and detailed study, we firmly believe that this proposal will benefit Gold Kist, its members, and equity holders. In making this decision, we were mindful of the great history of Gold Kist and all that the cooperative has meant to our members and to agriculture in the Southeast. But now, while continuing to respect the core values of our business, we must meet today’s needs of our members and our company. The proposal we are making will help position Gold Kist to succeed and prosper in the future.

During the last few years, we have heard loud and clear from you that there are two important things you want in Gold Kist: to build a financially strong company with which to do business and to find the best way to return equity to you. We are convinced that this conversion to a corporation will allow us to do both by improving our ability to get the financial resources we need to meet the challenges of the future, by converting the equity holdings of our members into transferable and marketable shares of stock in the new Gold Kist, and by providing cash to members and equity holders. We believe that now is the time to seize the opportunity to make this important move.

We have filed a Form S-4 registration statement with the Securities and Exchange Commission relating to the conversion. We urge you to read this important document that contains detailed information about this transaction. This information is available for free at the SEC web site at www.sec.gov. A finalized version of this document will be provided to you later this summer.

We have engaged Merrill Lynch as our investment-banking firm and to act as our financial advisor in connection with the proposed conversion. We are working with Merrill Lynch and our legal advisors to outline the steps necessary for Gold Kist to make this conversion, and to work out the details of how members and equity holders will receive cash and common stock in the new Gold Kist.

We also have filed a registration statement with the SEC relating to our intention to sell the new Gold Kist common stock in an initial public offering. This is an essential part of our conversion strategy, and we will not complete the conversion to a for-profit corporation unless we can successfully complete the public offering. We intend to use the proceeds from this offering to pay cash to our members and former member equity holders, to pay down some of our debt, and for other corporate needs. The number of shares of the new Gold Kist common stock that you will receive in the conversion will be determined based upon your equity position, your business with Gold Kist during the last five years through the completion of the conversion, and the initial public offering price of a share of the new Gold Kist common stock.

During the next two weeks, we will be traveling to each division for special meetings where we can discuss the details of this conversion to a for-profit corporation and what it will mean to you. This will be our opportunity to hear your point of view, address your concerns, and answer any questions you may have. We strongly encourage you to attend these meetings and to give serious consideration to this historic decision.

The              Division meeting, which is limited to only Gold Kist members and spouses, will be held at the              in             ,             , on             . Lunch will begin at 11:30 a.m. followed by the program at noon.

In August, you will receive a packet that will include the following:

•	A disclosure statement-prospectus describing all of the details of the proposed transaction,
•	A complete listing of your notified equity including your 2004 refund, and
•	A ballot that you will use to cast your vote.

After you receive this packet, you will have the opportunity to evaluate and vote on this proposal for conversion. You should review all the information that is sent to you prior to making a decision. We want to emphasize that nothing will happen without the approval of the members of Gold Kist. It will be your choice.

Shortly after you receive the packet, we will hold another meeting in each division to further address any questions you may have. After these meetings, you will be asked, by a specific date, to mark, sign, and mail your ballot to a designated independent vote-tabulating company. In late August or early September, a special meeting will be held at the Gold Kist offices in Atlanta to announce the results of the vote.

This is a crucial moment in the history of Gold Kist. It will be up to you to decide the direction we will take. Both your Board of Directors and the management strongly agree that this conversion to a for-profit corporation is the best path to allow Gold Kist to grow, to build shareholder value, and to ensure that we will continue to be a leading company in the poultry industry for years to come.

We look forward to seeing you at the meetings. Thank you for your consideration of this proposal and for your support.

Sincerely,

Douglas A. Reeves	Jeffery A. Henderson	John Bekkers
Chairman of the Board	Vice Chairman	President and CEO

Final Draft - May 18, 2004

FINAL VERSION

CONVERSION VIDEO SCRIPT

Gold Kist Logo with Title: An Important Message from Gold Kist

Fade to: Doug Reeves and Jeff Henderson in Board Room.

Voice Over:

Welcome to a special report from Doug Reeves, chairman of the Gold Kist Board of Directors and Vice Chairman, Jeff Henderson.

Doug Reeves:

As the chairman of your Board, I am very happy to report that we have just completed one of the most important meetings in the history of Gold Kist. Your Board takes very seriously its responsibility to you, as members, and to the long-term success of the company. Over the past months we have worked hard as a board to determine what is best for our members.

Jeff Henderson:

We want you, our fellow Gold Kist members, to know that we are excited about the decisions we’ve made and the board agrees that these decisions serve the best interests of our Gold Kist families and communities. This is a great opportunity for our company.

Doug Reeves:

As a Board, we respect and honor the great history of Gold Kist, founded more than 70 years ago by Mr. D.W. Brooks. We appreciate all that the cooperative has meant to members and to agriculture in the Southeast. But now, we must meet TODAY’S needs of our members and our company. The proposal we are making to you today, will ensure that together, we can succeed and prosper in the future.

I would now like to ask John Bekkers, our president and CEO, to present to you the details of the decisions we’ve made and the proposal that we are making to the membership.

Fade to John Bekkers:

John Bekkers:

Thank you Doug and Jeff. These are truly exciting times for Gold Kist and it’s a real privilege to announce to you the very important decision that your Board of Directors has made.

In response to what you’ve told me you want to see in Gold Kist, we have been executing a business plan that has concentrated on our core business and focused on two ultimate objectives: strengthening the financial position of the company and creating liquidity for the equity you have in the cooperative. Right now, I believe we have a rare opportunity to accomplish both of these important goals.

At its May 24th meeting, your Board of Directors decided to propose to Gold Kist members a plan to convert from a cooperative association to a for-profit corporation. After serious and detailed study by the board, your directors firmly believe that this decision is in the best interest of Gold Kist, its members, and its equity holders. The directors are convinced that this conversion to a corporation is the best way to improve our ability to get the financial resources we need to meet the challenges of the future, to convert the equity holdings of our members into transferable and marketable shares of stock in the New Gold Kist, and to provide cash to members and equity holders. I join the Directors in the strong belief that now is the time to seize the opportunity to make this move.

The Board has authorized me to engage Merrill Lynch as our investment banking firm and to act as our financial advisor in connection with the proposed conversion. We will be working with Merrill Lynch and our legal advisors to outline the steps necessary for Gold Kist to make this conversion, and to work out the details of how members and equity holders will receive cash and common stock in the New Gold Kist.

We have also filed a registration statement with the Securities and Exchange Commission in Washington, D.C., relating to our intention to sell New Gold Kist common stock in an initial public offering. This is an essential part of our conversion strategy, and we will not complete the conversion to a for-profit corporation unless we can successfully complete the public offering. We intend to use the proceeds from this offering to pay cash to Gold Kist’s members and former member equity holders, to pay down some of our debt, and for other corporate purposes. The number of shares of New Gold Kist common stock that you will receive in the conversion will be determined based upon your equity position, your business with Gold Kist during the last five years, and the initial public offering price of a share of the New Gold Kist common stock.

I want to emphasize that nothing will happen without the approval of the members of Gold Kist. After you received detailed information later this summer, you will have the opportunity to evaluate and vote on this proposal for conversion. It will be your choice.

During the next two weeks, I will be traveling with your directors to each division for special meetings where we can discuss the details of this conversion to a for-profit corporation and what it will mean to you. In the letter that accompanies this video, you will find the time and place of the meeting in your area. I really encourage you to attend these meetings and to give serious consideration to this historic decision.

In August or early September, you will receive a packet that will include the following:

An information statement-prospectus describing all the details of the transaction including the conversion to a for-profit corporation and the initial public offering.

Also, the packet will include a complete listing of your notified equity including your 2004 refund, and

A ballot that you will use to cast your vote.

I urge to read all this important information when you receive it.

Shortly after you receive the packet, we will hold another meeting in each division to further describe the details of this proposed transaction and to discuss any questions you may have. After these meetings, you will be asked, by a specific date, to mark, sign, and mail your ballot to a designated independent vote-tabulating company. In late August or early September, a special meeting will be held at the Gold Kist offices in Atlanta to announce the results of the vote.

This is a crucial moment in the history of Gold Kist. It will be up to you to decide the direction we will take. Both your Board of Directors and the management of the company strongly agree that this conversion to a for-profit corporation is the best path to allow Gold Kist to grow, to build shareholder value.

and to ensure that we will continue to be a leading company in the poultry industry for years to come.

I look forward to seeing you in the next few weeks. Thank you for your consideration of this proposal and for your support.

Fade to GK logo

Ending Doug Reeves:

Thank You, John for reporting to the membership on this important proposal. On behalf of your entire board, we ask for you for your thoughtful consideration and look forward to seeing each you at the division meetings during the next few weeks.